2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

United States

enovis.com

April 8, 2026

VIA EDGAR

Ms. Kristin Lochhead and Ms. Li Xiao

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enovis Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Fiscal Quarter Ended October 3, 2025 File No. 001-34045

Dear Ms. Lochhead and Ms. Xiao:

We are writing in response to the comments received by Enovis Corporation (the “Company”) from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 20, 2026. For the Staff’s convenience, we have set forth below each of the numbered comments in the Staff’s letter in bold, followed by the Company’s response thereto.

Form 10-Q for the Fiscal Quarter Ended October 3, 2025

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 31

1.	We have reviewed your response to comment 2 and we believe that the non-GAAP adjustment for the purchase of royalty interest is inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this non-GAAP adjustment from your presentation of Adjusted EBITDA and Adjusted Net Income in future filings, including the presentation in the press release on Form 8-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company continues to believe that its non-GAAP adjustment for the purchase of royalty interest is appropriate for the reasons set forth below, as well as those set forth in our prior responses to the Staff.

April 8, 2026

The adjustment reflects the one-time, non-recurring, up-front expense recognized by the Company to acquire third-party royalty interests, which represents the purchase of a long-term economic right rather than a cost incurred in the ordinary course of producing or delivering the Company’s products or services. As described in the Company’s prior responses, the expense was incurred as part of a one-time, strategic decision to terminate existing product development agreements and acquire the associated royalty interests in connection with the transformation of the Company’s product development model and is fundamentally different from operating expenses incurred to run the Company’s business on a recurring basis. The Company does not anticipate entering into similar transactions on a recurring basis in connection with any future changes or additions to its core product development teams.

The royalty buyouts were a foundational element of the Company’s transition to the new model, as they facilitated a shift in the way design surgeons are compensated for their development of the Company’s global product portfolio. The Company believes that this new model, which primarily aligns compensation with growth in the Company’s overall Reconstructive portfolio rather than individual products, will accelerate its pace of innovation by, among other things (i) incorporating new and diverse viewpoints to ensure that global and regional differences and preferences are considered in the product development process (which is of critical importance to the Company, given its expanded global reach following its acquisitions of Mathys and Lima), (ii) ensuring that the Company receives candid and unbiased guidance in integrating and rationalizing acquired product portfolios, (iii) placing additional emphasis on rapidly developing and expanding enabling technologies, and (iv) fostering an environment that encourages product development partners to provide strategic advice on research and development activities that cut across individual projects and product lines.

As noted above, a key benefit of the new model is the emphasis it places on candid and unbiased advice in the product development process. Under the Company’s legacy project-focused approach to innovation, product development partners were incentivized to devote their time and attention to projects to which they are assigned and to products for which they receive royalties. Consequently, these prominent partners with considerable clinical and design expertise may not be fully incentivized to provide broader ideas or innovative insights beyond the scope of their discrete engagements and may be less likely to provide high value innovative ideas to the Company in a project-focused setting because there are no incentives to do so. Specifically, under the legacy model, if an idea for a next generation product could disrupt the existing portfolio or sunset certain products for which a product development partner currently receives royalties, they may be disincentivized from pursuing such an idea.

By terminating and buying out the royalty interests under the legacy agreements with its leading product development partners, the Company was able to significantly accelerate the shift to the new model by eliminating these disincentives, while also ensuring that it fulfilled its pre-existing contractual obligations under the legacy agreements through the negotiated settlements. The amounts to be paid each year under the buyout agreements are fixed and are not dependent on future operational factors. The buyout amounts were determined on an individual basis as a result of arm’s-length negotiations with the counterparties.

April 8, 2026

Additionally, the Company respectfully submits that the purchase of the royalty interest is not the type of “normal, recurring, cash operating expense” contemplated by Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (each question thereof, a “C&DI”) because it is not a period operating cost incurred to generate current-period revenues, but rather a discrete transaction that restructures the economics of a pre-existing royalty arrangement by converting a contingent, sales-based obligation into a fixed purchase price. Stated differently, while ongoing royalties (if payable) may be recurring operating costs, the buyout of the royalty interest is a one-time strategic transaction to eliminate future contingent royalties and replace them with a single negotiated consideration amount and therefore is not indicative of the Company’s normal operating cost structure.

Further, to the extent the Staff’s “recurrence” concern is based on the fact that the acquired or underlying intellectual property may continue to be incorporated into the Company’s products or that the purchase consideration may be settled over multiple periods, the Company respectfully submits that neither point changes the nature of the item being adjusted. The relevant question under Question 100.01 of the C&DI is whether the adjustment removes a normal, recurring operating expense, and the Staff has emphasized that the analysis turns on the nature and effect of the adjustment in the context of the business—not the timing of cash settlement. Here, the purchase reflects a discrete, negotiated restructuring of an economic right; once executed, the Company’s future recurring royalty expense under the terminated agreements is eliminated, rather than being “normalized” out of operating results.

The adjustment isolates a transaction that is fundamentally different from recurring operating costs incurred to operate the business. The Company respectfully submits that, under the Staff’s own framework in Question 100.01 of the C&DI—which evaluates the nature, effect, and context of an adjustment—the exclusion of the purchase of royalty interest from Adjusted EBITDA and Adjusted Net Income does not obscure the Company’s operating performance and therefore does not render the measure misleading.

Moreover, the Company has clearly described the nature of the purchase of the royalty interest and the rationale for the adjustment, reconciled Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measures, and presented the GAAP measures with equal or greater prominence. The adjustment is applied consistently and is not selectively applied to exclude only unfavorable items.

As stated in our Non-GAAP Measures disclosure in our periodic reports, Adjusted EBITDA is intended to facilitate period-over-period comparability by excluding items that “occur with inconsistent frequency,” “obscure underlying business trends,” or relate to “discrete restructuring plans and other initiatives that are fundamentally different from our ongoing productivity improvements.” We believe the adjustment provides investors with a clear and meaningful view of our underlying business trends, aligns with how management evaluates the business and enhances comparability across periods.

April 8, 2026

For these reasons, as well as the reasons set forth in the Company’s prior responses to the Staff’s comments, the Company believes that excluding the purchase of the royalty interest from Adjusted EBITDA and Adjusted Net Income provides investors with a more meaningful depiction of the Company’s underlying operating performance and is consistent with Regulation G and the guidance in Question 100.01 of the C&DI.

In future filings, the Company will supplement its disclosure regarding the adjustment to provide additional detail and context for why the Company believes such adjustment is useful to investors as follows:

“Purchase of royalty interest represents the one-time, up-front expense incurred by the Company to acquire the economic rights to future royalties under product development agreements in connection with the termination of such agreements as part of a strategic shift to a new product development model. The Company believes that excluding the impact of such expense enhances comparability between periods, provides investors with a clear and meaningful view of our underlying business trends and aligns with how management evaluates the ongoing business performance.”

2.	We have reviewed your response to comment 3 and we believe that the non-GAAP adjustment for Inventory step-up in connection with acquired businesses is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this non-GAAP adjustment from your presentation of Adjusted EBITDA and Adjusted Net Income in future filings, including the presentation in the press release on Form 8-K.

Response: We respectfully acknowledge the Staff’s comment. The Company continues to believe that its non-GAAP adjustment for Inventory step-up in connection with acquired businesses (i) is appropriate and consistent with Question 100.04 of the C&DI and the requirements of Rule 100(b) of Regulation G, (ii) enhances comparability between periods by removing the one-time, transaction-related Inventory step-up expense arising from the application of purchase accounting under GAAP that is not a reflection of our current or ongoing cost to manufacture product, and (iii) provides investors with a better understanding of the Company’s business performance and underlying gross margin trends. The adjustment is intended to eliminate the impact of a one-time, transaction-related step-up to reflect cost of goods sold as if such acquired inventory had been produced by the Company and sold in the ordinary course of business, absent which we believe the Company’s gross margins would have been viewed by investors as artificially low and distorted during the period when step-up charges were recognized in cost of goods sold. We believe that such an adjustment is particularly useful to investors in the context of a significant acquisition of a company that is engaged in the inventory and capital-intensive large joint implant business, such as Lima, which had approximately 16 months of inventory on hand as of the date of acquisition. We believe that this adjustment significantly enhanced comparability between periods, allowing investors to better understand our business performance and the underlying trends relevant to our ongoing business performance. This is further evidenced by the fact that following the completion of amortization of the Inventory step-up from its recently acquired businesses, the Company’s GAAP gross margin remains on trend with our previously reported adjusted gross margins.

However, we understand and respect the Staff’s position and will remove this non-GAAP adjustment from our presentation of Adjusted EBITDA and Adjusted Net Income in future filings, including the presentation in press releases on Form 8-K.

April 8, 2026

3.	We note your response to prior comment 4. To the extent that the non-GAAP adjustments for strategic transaction costs continue to be material to the non-GAAP measures, in future filings please include more detailed quantitative and qualitative information about the nature of the adjustments, similar to the response.

Response: We respectfully acknowledge the Staff’s comment. We have included more detailed quantitative and qualitative information about the nature of such adjustments in our Form 10-K for the year ended December 31, 2025, and will continue to provide such information in future filings to the extent that non-GAAP adjustments for strategic transaction costs continue to be material to our non-GAAP measures.

Form 10-K for the Fiscal Year Ended December 31, 2025

Consolidated Financial Statements

Note 19. Segment Information, page 106

4.	We note your response to comment 1 and reissue in part. Please disclose how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources in future filings. Refer to ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb).

Response: We respectfully acknowledge the Staff’s comment. We have revised our disclosure in our Form 10-K for the year ended December 31, 2025 in response to the Staff’s comment, and will continue to provide such disclosure in future filings.

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Should you have any further questions on the above, please do not hesitate to contact me at (469) 227-0054.

Sincerely,

/s/ Phillip B. Berry

Phillip B. Berry
Senior Vice President and Chief Financial Officer